Testing the Waters Materials Related to Series #84JORDAN2

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#84JORDAN2

'84 NIKE AIR SHIP SNEAKERS (MICHAEL JORDAN GAME-WORN)

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CURRENT VALUE: $900,000

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DESCRIPTION OF SERIES 1984 NIKE AIR SHIP MICHAEL JORDAN SNEAKERS

Investment Overview

•Upon completion of the Series #84JORDAN2 Offering, Series #84JORDAN2 will purchase a pair of 1984 Nike Air Ship Michael Jordan Game-Worn Sneakers for Series #84JORDAN2 (The “Series 1984 Nike Air Ship Michael Jordan Sneakers” or the “Underlying Asset” with respect to Series #84JORDAN2, as applicable), the specifications of which are set forth below.

•Michael Jordan debuted with the Bulls in the 1984-1985 season and played with the team until the end of the 1993-1994 NBA season during which time he led the Bulls to three NBA Championships. Jordan then retired from basketball to play Minor League Baseball. He then came out of retirement and returned to the Bulls from 1995 – 1998, leading the team to another three additional NBA Championships, before retiring for the second time. He came out of retirement again and played for the Washington Wizards from 2001 to 2003, until the end of his NBA career.

•The Nike Air Ship sneakers were the first sneakers Michael Jordan wore when he debuted in the NBA before Jordan started wearing the Air Jordan 1’s, which became famous for launching the Jordan brand that continues to operate today, posting $44.5 billion in sales during the 2021 fiscal year (ending in May 2021).

•The Underlying Asset is a pair of 1984 Nike Air Ship Michael Jordan Game-Worn Sneakers.

Asset Description

Overview & Authentication

•Michael Jordan was born on February 17, 1963, in Brooklyn, New York.

•Jordan was drafted third overall in the first round of the 1984 NBA Draft by the Chicago Bulls and made his NBA Debut on October 26, 1984.

•In 1984, Michael Jordan partnered with Nike to launch the Jordan Brand. Jordan wore the first iteration of Nike shoes made under his eponymous brand during his rookie season, the ‘Air Jordan I.’

•Jordan spent 21 months away from the NBA from 1993-95 pursuing professional baseball.

•On March 19, 1995, Jordan released a written statement announcing his return to the NBA, saying simply “I’m back.”

•The 1995-96 marked his first full season back in the NBA, and Jordan played 82 games, scoring 30.4 points per game and recording 4.3 assists and 6.6 rebounds per game.

•During the 1995-96 playoffs, Jordan averaged 30.7 points, 4.1 assists, and 4.9 rebounds.

•Jordan and the Chicago Bulls won the 1995-96 NBA Championship against the Seattle Supersonics in 6 games, the first of the Bulls second “three-peat” of the 1990s.

•Over the course of his fifteen-year career, Jordan was named to 14 All Star Teams, 11 All-NBA Teams, and 9 All-Defensive Teams.

•Jordan was a 10-time Scoring Champion, 5-time MVP, and the winner of 6 NBA Finals, for all of which he was awarded the NBA Finals MVP. He is a member of the NBA Hall of Fame.

•In 1982, Nike released the Air Force 1’s. The basketball sneakers featured “a revolutionary technological innovation: a pocket of air in the heel for cushioning and support.” According to the New York Times, the shoe was priced at $89.95 and “was an immediate hit among players, from the N.B.A. to the playground, with professionals like Moses Malone and Michael Cooper endorsing them and wearing them during games.”

•Jordan was reportedly hesitant to sign with Nike because he disliked their shoes and preferred to play in Converse. As a result of the extended negotiations, Nike was unable to perfect the Air Jordan 1s in time for game-use. Instead, Jordan began his career wearing the Nike Air Ships, Nike’s current “flagship model.”

•The Air Ship was designed by Bruce Kilgore, the same designer responsible for the Air Force 1’s. The similarities between the two shoes are pointed out by Grailed: “In somewhat reductive terms, the Air Ship was kind of an Air Force 1 minus the iconic strap. There was the high-top design, the leather upper, the Swoosh, the thick rubber sole with “Nike” in raised lettering (which is “Air” on Air Force 1s), and, put simply, the same overall styling.”

•Before the Air Jordan I’s, Jordan was partial to Converse sneakers.

•The Air Jordan I was Nike’s effort to manufacture a shoe suited to Jordan’s preferences. According to CR Fashionbook: “To please the star, Peter Moore, creative director of Nike at the time, listened to Jordan's complaints: Nike's soles were too thick to play in, there wasn't any support, and he didn't want to look like he was wearing clown shoes. Moore accepted the challenge and got to work.”

•Michael Jordan wore the Air Jordan 1’s in a game for the first time on November 17th, 1984. This was the 11th game of his career.

•In 2020, “The Last Dance,” a miniseries co-produced by ESPN Films and Netflix, was released. The documentary series revolved around the career of Michael Jordan, with an emphasis on his legendary competitiveness and one-of-a-kind firebrand leadership style.

•In October 2021, a game-worn pair of autographed Nike Air Ships from the 5th game of Jordan’s NBA career were auctioned at Sotheby’s, selling for $1,472,000. This set the all-time auction record for any game-worn shoes, becoming the first to ever sell for over $1 million.

•The NBA banned Jordan from wearing the Air Ships in black and red colorway. Later this was used as a marketing ploy for the Air Jordan 1’s, which were mistakenly identified as the shoes banned by the NBA.

•The Underlying Asset is accompanied by a letter of authenticity from MEARS.

Notable Features

•The Underlying Asset is a pair of 1984 Nike Air Ship Michael Jordan Game-Worn Sneakers.

Notable Defects

•The Underlying Asset remains in condition as described by MEARS.

Details

Series 1984 Nike Air Ship Michael Jordan Sneakers
Memorabilia Type	Game-Worn Sneakers
Player	Michael Jordan
Model	Air Ship
Manufacturer	Nike
Year	1984
Authentication	MEARS

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1984 Nike Air Ship Michael Jordan Sneakers going forward.

MEARS

AUTHENTICATION, LLC

Memorabilia Evaluation and Research Services

Letter of Opinion

1984 Michael Jordan Chicago Bulls "Nike Air" Rookie Season Game Worn Shoes – "2nd Version"

Date: 2021-11-29 21:47:15

Manufacturer: Nike Air	Certification Number: 318280
Era: Modern Era Hall of Fame	Final Grade: Authentic
Logo: Swoosh	Color: White/Red
Material: Leather	Size: 13 (Left) 13.5 (Right)
Description of Wear: Heavy	Photo Style Matched: Yes
Autographed: No	Provenance: None Provided

Comments: ***See Additional Pages for Comment Section***

NIKE AIR
NIKE AIR

Troy Kinunen
Managing Member MEARS Authentication, LLC

1234 Manitoba Avenue, South Milwaukee, WI 53172
www.mearsonline.com troy@mearsonline.com
Phone: 414-301-9536

#84JORDAN2 | $900K

COMPARABLE ASSET VALUE

ASSET VALUE
+1957.2%

TRANSACTIONS
10

#84JORDAN2 | *Visuals*

In October 2021, a rarer game-worn pair of autographed Nike Air Ships from the 5th game of Jordan's NBA career were sold for $1,472,000 at Sotheby's, an all-time auction record for any sneaker.

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#84JORDAN2 | *Timeline*

Feb. 1963 Michael Jeffrey Jordan is born in Brooklyn, New York to Delores and James Jordan.

Mar. 1982 Down by a point with 15 seconds remaining in the NCAA National Championship, Jordan hits the game-winning jumper to secure the title, defeating Patrick Ewing's Georgetown Hoyas.

Jun. 1984 The Chicago Bulls draft Michael Jordan with the 3rd overall pick of the 1984 NBA Draft.

Aug. 1984 Jordan leads Team USA to an Olympic gold medal in Los Angeles.

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